EXHIBIT 16.1

April 24, 2008

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re:	Across America Real Estate Corp. EIN: 20-0003432

Commissioners:

We were previously the principal accountants for Across America Real Estate Corp. and we reported on the financial statements of Across America Real Estate Corp. as of December 31, 2007 and 2006, and for the years ended December 31, 2007 and 2006. We have not provided any audit services to Across America Real Estate Corp. since the audit of the December 31, 2007 financial statements. On April 23, 2008, we were dismissed as the principal accountants.

We have read the Company’s statements included under Item 4.01 of its Form 8-K. We agree with the statements concerning our Firm in Item 4.01 of the Form 8-K. We have no basis on which to agree or disagree with other statements made in the Form 8-K.

Very truly yours,

/s/ Cordovano and Honeck LLP
Cordovano and Honeck LLP
Englewood, Colorado